Exhibit 99.1 Royal Bank of Canada Code of Conduct Integrity: Doing What’s Right Publication date: January 1, 2025

Our Vision Living RBC Clients, Working How We Safeguarding A Message Speaking Up Conclusion and Values Our Values Communities & Others Together Do Business From Our CEO Entrusted Assets A Message from David McKay President and CEO Building trust by speaking up and doing the right thing At RBC, holding ourselves to the highest standards of integrity is fundamental in fulﬁlling our Purpose to help clients thrive and communities prosper, and our Vision to be among the world’s most trusted and successful ﬁnancial institutions. It’s not just about what we do – it’s also about how we do it. Our Values and our Code of Conduct guide us and set expectations for our behaviour and decision-making. Our Code serves as a roadmap we follow to meet the highest standards of integrity while we serve our clients and communities. It also lays the foundation for how we work together in a respectful, transparent and fair environment. Guided by our Leadership Model, we are each responsible for speaking up and doing the right thing to protect and enhance RBC’s reputation and put our clients ﬁrst. We all have a duty to report actual or possible misconduct and the right to be treated with dignity and respect when we do. Importantly, this means speaking up, challenging and reporting unethical behaviour, without fear of retaliation. By working together, we can foster a culture that’s anchored in trust, dignity and respect for all. Please read the Code carefully and discuss what it means with your manager and colleagues. Feel free to ask questions to ensure you understand it and what it requires of you. Our success depends on these principles. And it starts with each one of us. David McKay, President and CEO Code of Conduct i

A Message From Our CEO | Our Vision and Values | Living Our Values | Speaking Up | RBC Clients, Communities & Others | Working Together | How We Do Business | Safeguarding Entrusted Assets | Conclusion

Our Vision and Values

RBC's Values define what we stand for everywhere we do business. They are reflected in our behaviour and the way we build relationships and deliver value to all our clients, employees, shareholders, communities and others we deal with. Guided by our shared Values and united in a common purpose, we can achieve our strategic goals and accomplish great results.

We demonstrate our Vision – **To be Among the World's Most Trusted and Successful Financial Institutions** – by living our Values in the decisions and actions we take every day. These five Values set the tone for our culture and unify us across geographies and businesses:



Client First:

We will always earn the right to be our clients' first choice.

- Put client needs above our own, whatever our role, to build lasting relationships
- Listen with empathy, understand client needs to offer the right advice and solutions
- Bring the best of RBC to deliver excellent value and differentiated client experiences



Collaboration:

We win as One RBC.

- Believe in each other and trust in teamwork and colleagues' intentions
- Share knowledge, listen and teach to learn and achieve more together
- Look beyond ourselves to see the bigger picture for opportunities and solutions



Accountability:

We take ownership for personal and collective high performance.

- Be bolder, reach higher, act with courage to realize potential and make a difference
- Own it; seek out accountability and empowerment to grow and excel
- Be curious and learn continuously to build skills and careers



Diversity & Inclusion:

We embrace diversity for innovation and growth.

- Speak up for inclusion and empower people to grow and achieve more
- Seek out and respect different perspectives to challenge conventional approaches
- Identify and act on the opportunities and needs that client diversity brings



Integrity:

We hold ourselves to the highest standards to build trust.

- Be respectful, transparent and fair in all relationships
- Stand up for what we believe; speak with candour; constructively challenge
- Build trust of clients, colleagues and community partners by listening to and understanding their interests and needs

At RBC we bring these Values to life every day – continuing to earn the trust of RBC's clients and each other and ensuring our strong reputation for doing what's right.

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Table of Contents

1. Living Our Values 1
- 1.1 Acting with Integrity – Doing What's Right 2
- 1.2 Our Shared Commitment and Accountability 3
  - 1.2.1 Approval of the Code 3
  - 1.2.2 Waivers 3

2. Speaking Up 4
- 2.1 Speaking Up, Asking Questions and Constructively Challenging 5
- 2.2 Reporting Misconduct 5
- 2.3 Investigations, Inquiries and Reviews 6
- 2.4 RBC's Commitment to Non-Retaliation 6
- 2.5 What We Expect of Our People Managers 6

3. Integrity in Dealing with RBC Clients, Communities and Others 8
- 3.1 Protecting RBC Client Information 9
- 3.2 Protecting RBC Business Information 9
- 3.3 Protecting RBC Employee Information 10
- 3.4 Protecting RBC's Reputation in Our Communities 10

4. Integrity in Working Together at RBC 13
- 4.1 Respectful Workplace 14
- 4.2 Equitable Opportunities, Fair Workplace, Accessibility and Human Rights 16
- 4.3 Workplace Health and Safety 16

5. Integrity in How We Do Business 17
- 5.1 Managing Business Dealings 18
- 5.2 Avoiding and Managing Conflicts of Interest 18
  - 5.2.1 Managing Our Close Personal Relationships in RBC Dealings 19
  - 5.2.2 Managing Close Personal Relationships at Work 19
  - 5.2.3 Managing Outside Activities and External Directorships 20
  - 5.2.4 Managing Gifts and Entertainment 21
  - 5.2.5 Managing Inside Information and Securities Trading 22
  - 5.2.6 Accepting Appointments or Inheritances 23
- 5.3 Preventing Financial Crime 23
- 5.4 Managing Compliance with Global Economic Sanctions 24
- 5.5 Ensuring Fair Competition 24

6. Integrity in Safeguarding Entrusted Assets 25
- 6.1 Protecting RBC Client Property 26
- 6.2 Protecting RBC Property 26
- 6.3 Keeping Accurate Books and Records 28

7. Conclusion 30

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Living Our Values ƒ 1.1 Acting with Integrity – Doing What’s Right ƒ 1.2 Our Shared Commitment and Accountability Code of Conduct 1

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets 1 Living Our Values We do business across the globe, and each one of us has a Uphold the law 1.1 Acting with Integrity – Doing What’s Right responsibility to behave with integrity so that we can continue RBC is subject to the laws of the countries where we do RBC is a values-based organization. Our respect for and our to serve clients and generate value for RBC’s shareholders. business. RBC’s policies are designed to comply with its legal commitments to our clients, shareholders, communities and More than simply being aware of our Values and following and regulatory obligations, including the intent and spirit of each other are rooted in our Values. RBC’s Code of Conduct our Code, we need to make them an integral part of how we the laws that apply to it. By doing so, RBC maintains its (the “Code”) incorporates RBC’s Values, and in particular our operate day to day. This will ensure we tell the truth, respect reputation for acting with integrity. To this end, each of us Value of Integrity, to guide our day-to-day actions and others, uphold the law, speak up to challenge what we must understand and comply with RBC’s policies and practices decisions so we can always do the right thing. believe is wrong, and comply with policies and practices. that apply to the way we do our jobs. Keep in mind that Every day our actions demonstrate not only our Value of Our foundation is based on acting with integrity and doing breaking the law could result in disciplinary action up to and always earning the right to be our clients’ ﬁrst choice, but also what’s right. including termination of our employment, civil, criminal and our personal commitments. We each have a responsibility to regulatory penalties, including ﬁnes, for RBC and the Tell the truth be truthful, respect others and comply with applicable laws individual involved, as well as damage to both RBC’s and Our work places us in a position of trust. RBC clients, and regulations and RBC’s policies (in the Code, the word the individual’s reputation. shareholders, communities and our colleagues rely on us “policy” includes policies, procedures, standards, standing to be honest and do business responsibly. We do what we orders and frameworks). Over many years RBC has earned say we will do and earn the trust and loyalty of our clients, trust and a reputation for doing what’s right through the shareholders, communities and colleagues by, among other actions of those who work here. A continued strong focus on things, telling the truth. doing what’s right will sustain and build on that trust – the cornerstone of the ﬁnancial services industry and our Respect others and treat them fairly relationships with clients and communities. Showing respect for everyone we work with and the clients we serve, treating them fairly and taking personal responsibility for high performance enable us to achieve RBC’s strategic Throughout the Code, “RBC” means Royal goals. By living our Values and following the Code, we show Bank of Canada and all its subsidiaries. others we honour the trust they place in us – making RBC a great place to work and do business. For resources and information, visit Doing What’s Right on RBCNet. Code of Conduct 2

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets 1 Living Our Values Speak up to challenge and do what’s right Any one of us who breaches or fails to report an actual or possible breach of the Code will be subject to corrective or Constructively challenging decisions and behaviour helps disciplinary action. ensure we continue to live our Values in our work at RBC. Seeking out constructive challenge when we make business Corrective or disciplinary action is RBC’s response to decisions helps ensure those decisions are right for RBC – and unacceptable behaviour, including breaches of the Code, clients, colleagues, shareholders and communities. and can range from reprimands and impact on performance ratings and compensation, to termination of our working Comply with policies and instructions relationship with RBC. We are each responsible for knowing and following the RBC policies that apply to us. We must also comply with managers’ We also expect RBC third party suppliers to follow similar instructions unless they are inconsistent with the Code, RBC principles and share our commitment to ethics and integrity Values or policies, are against the law or result in health and as set out in our Supplier Code of Conduct. safety risks. In these circumstances, or if we are unsure about 1.2.1 Approval of the Code the right thing to do, we should raise our concerns with one of the Key Contacts. The Board of Directors of Royal Bank of Canada approves We must always be aware of both enterprise and local policies the Code. speciﬁc to business or geographic areas and work within the 1.2.2 Waivers boundaries of what we have been authorized to do. Waivers of the Code, or any of its provisions, are seldom 1.2 Our Shared Commitment and Accountability granted. If a waiver is necessary to accommodate The Code applies to all RBC employees, contract workers and exceptional circumstances, it must be approved by RBC’s Chief Human Resources Ofﬁcer and RBC’s Chief Risk Ofﬁcer. members of the boards of directors of Royal Bank of Canada A waiver of the Code for Royal Bank of Canada directors, and all its subsidiaries. executive ofﬁcers or speciﬁed ofﬁcers must be approved by Understanding and complying with the Code is a condition of Royal Bank of Canada’s Board of Directors (or a designated our work at RBC, and critical to earning each other’s trust, as Board committee) and disclosed publicly, as required by well as the trust of our clients and communities. The Code applicable laws and RBC policies. helps to protect our personal integrity and reputation as well as the integrity and reputation of RBC and the ﬁnancial services industry as a whole. Code of Conduct 3

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Speaking Up ƒ 2.1 Speaking Up, Asking Questions and Constructively Challenging ƒ 2.2 Reporting Misconduct ƒ 2.3 Investigations, Inquiries and Reviews ƒ 2.4 RBC’s Commitment to Non-Retaliation ƒ 2.5 What We Expect of Our People Managers Code of Conduct 4

A Message From Our CEO | Our Vision and Values | Living Our Values | Speaking Up | RBC Clients, Communities & Others | Working Together | How We Do Business | Safeguarding Entrusted Assets | Conclusion

2 Speaking Up

Acting with integrity involves more than just personally complying with the Code. It also means we speak up for the good of RBC and that all concerns are heard.

2.1 Speaking Up, Asking Questions and Constructively Challenging

While the Code and RBC policies outline the ethical behaviour expected of us, they cannot anticipate every situation we encounter. By speaking up and asking questions, we help ensure RBC does the right thing and we protect our clients' interests and assets, RBC's reputation and each other. If we need guidance, have questions or are unsure about the right thing to do, we should speak with our manager, senior management or one of the Key Contacts.

Doing What's Right

I have noticed that the team I work with circulates emails with inappropriate GIFs. I think some might find some of the material offensive, and it might not be aligned to our Code of Conduct. Given everyone seems to do it, including my manager, what do I do?

In this case, speaking to the individuals involved is encouraged if you feel comfortable doing so and raising your concern about the inappropriate GIFs with your manager.

If the inappropriate conduct continues after the discussion, you have an obligation to raise your concern with a manager or one of the Key Contacts, without the fear of retaliation.

2.2 Reporting Misconduct

We have a duty to report actual, or possible, misconduct that we become aware of, even our own. This includes speaking up about conduct that is, or may be, in violation of the Code, policies and laws, or is otherwise unethical and could put RBC at risk of loss or harm. In some circumstances, reporting misconduct is also referred to as "whistleblowing." There is no common definition of what constitutes whistleblowing and the definition of "whistleblowing" varies between jurisdictions. Given this, speaking up and reporting misconduct is not limited to this commonly used term.

There are a number of reporting channels we can use to report misconduct. We can notify our managers, senior management, Human Resources, Compliance, or we can report through the Conduct Hotline. The Conduct Hotline also provides us with the option to report anonymously. While employees and contract workers are encouraged to report misconduct through the channels made available by RBC so that RBC can take appropriate action, nothing in the Code prevents employees or contract workers from reporting misconduct directly to an external regulator or government agency.

Those of us who receive a report of misconduct are expected to promptly engage other Key Contacts and Human Resources, as appropriate, to assist with the review and investigation of the report.

All reports of misconduct are taken seriously and investigated promptly and thoroughly, as appropriate. RBC keeps the identity of the person making the report and the details confidential, and will only disclose this information to the extent necessary to investigate and address the situation or as legally required/permitted by law.

Refer to RBC Standards on Reporting Misconduct and the Speak Up! webpage for further details.

Some examples of misconduct are:

- deliberate failure to comply with policies, management instructions or the law,
- disrespectful behaviour, discrimination, harassment, racism and actual or threatened violence,
- misappropriation (including fraud, theft and kiting), improper use of company or client assets or systems, and improper sales reporting,
- promoting products and services to clients inappropriately,
- inappropriate client referrals, failing to report unusual client transactions and inappropriate use or disclosure of client information,
- inappropriate social media use,
- failing to disclose, manage and, if necessary, eliminate conflicts of interest, and
- insider trading.

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2 Speaking Up

2.3 Investigations, Inquiries and Reviews

At times we may be asked to participate in an internal or external investigation, inquiry or review of concerns of possible misconduct. We have a duty to participate, cooperate and be forthright by providing honest, accurate, complete and timely information. We also have a duty to keep the matter confidential.

Separately, we may receive an inquiry from government authorities, regulators or others regarding RBC business. When approached for information by an external party, we must raise the inquiry to our manager and engage the local Compliance group or Law Group, as appropriate, and otherwise follow the procedures established for our business unit.

2.4 RBC's Commitment to Non-Retaliation

There will be no retaliation for asking questions, speaking up and making a truthful report of actual or possible misconduct, participating in an investigation or exercising our legal rights. Retaliation can include behaviour or actions that punish or deter someone from speaking up, which we have a duty to and must report. If you believe you or someone else has encountered any form of retaliation, contact one of the channels listed on the Speak Up! webpage to ensure the situation is addressed promptly.

Our commitment to non-retaliation means RBC:

- investigates every claim of retaliation,
- in appropriate cases, periodically follows up with employees who raise concerns to identify actions or behaviours that could be found to be retaliatory,
- reviews performance ratings and compensation decisions made in relation to those who report misconduct to address potential retaliation, if applicable,
- provides education and coaching on retaliation to managers of employees who raise concerns, and
- takes all other appropriate action, including disciplinary action up to and including termination of employment.

Some examples of retaliation are:

- an unjustified decision affecting someone's compensation, job security, career mobility or performance rating,
- excluding someone from meetings or team events, or
- withholding work-related information.

Some examples of activities that are not retaliation are:

- appropriate disciplinary action for misconduct,
- appropriate performance management, and
- routine coaching.

2.5 What We Expect of Our People Managers

While we are all held to the high ethical standards set out in our Values and the Code, those of us who are people managers are accountable for leading by example. This includes:

- promoting our teams' awareness and understanding of RBC's Values, the Code and our policies to ensure ongoing compliance,
- demonstrating RBC's high standards for integrity by behaving in a way that reflects our Values, both in and outside the workplace,
- actively listening and fostering an inclusive environment where individuals feel comfortable and safe to speak up,
- being respectful, transparent and fair in all relationships,
- maintaining an environment that prohibits retaliation, where everyone feels safe to ask questions, raise concerns and report misconduct, and respecting the privacy of those who do, and
- promptly escalating concerns and reports of possible or actual misconduct as required, and following up to ensure they are addressed.

Code of Conduct 6

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Simple questions are useful tools to test decisions and identify potential risks and issues. Ask yourself: Could this situation be Do you feel this viewed as unethical, situation might violate dishonest, inappropriate, RBC policies or our disrespectful, discriminatory Code of Conduct? or retaliatory? If you cannot Could this situation negatively impact Does this situation conﬁdently answer RBC clients, conﬂict with RBC’s “No” to any of the colleagues, third culture and Values? parties or the questions, you community? should do the right thing and speak up. Could there be possible Could this situation consequences of damage RBC’s our actions reputation? or inaction? Could this situation be damaging to you if it became public? Code of Conduct 7

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Integrity in Dealing with RBC Clients, Communities and Others ƒ 3.1 Protecting RBC Client Information ƒ 3.2 Protecting RBC Business Information ƒ 3.3 Protecting RBC Employee Information ƒ 3.4 Protecting RBC’s Reputation in Our Communities Code of Conduct 8

A Message From Our CEO | Our Vision and Values | Living Our Values | Speaking Up | RBC Clients, Communities & Others | Working Together | How We Do Business | Safeguarding Entrusted Assets | Conclusion

3 Integrity in Dealing with RBC Clients, Communities and Others

We are committed to promoting fairness in our dealings with our clients, communities, shareholders, third parties and others, carefully weighing our responsibilities to all.

We are in a relationship business and we pride ourselves on the quality of the service, advice and products we provide RBC clients. Integrity and trust help us better serve RBC clients, and we make sure we put their interests above our own. The same applies to the communities where we live and work, making us a company that people want to do business with and work for.

The RBC Enterprise Reputation Risk Management Framework provides details on RBC's approach to identifying, assessing, managing, monitoring and reporting on reputation risk.

3.1 Protecting RBC Client Information

Clients care deeply about the privacy of the information they share with us. Protecting their information and keeping their trust is integral to the financial services industry. It's also central to our culture of doing what's right. We each have a duty to keep RBC client information confidential and secure from the risk of theft, loss, misuse, and/or improper access or disclosure. We do this by complying with the RBC Enterprise Privacy Risk Management Policy. Unless legally required, we must also never share client information – accidentally or intentionally – with a third party or colleague who does not have a business need to know. We are responsible for and trusted with keeping RBC client information private, even after we leave RBC's service. This includes returning all paper and digital client information in our possession to RBC upon departure.

In the event of a privacy breach, we must follow established procedures. We must immediately report a potential or actual privacy breach in our "Privacy Incident Reporting" tool to engage our local Privacy Officer, and we must never share any details about the breach with others who do not have a business need to know. For more information, please refer to the RBC Enterprise Privacy Risk Management Policy.

3.2 Protecting RBC Business Information

RBC's business information is one of our most important assets, so we have a duty to safeguard it by complying with RBC information security policies.

For more information, please refer to the RBC Enterprise Information Security Policy and "Proprietary information" in section 6.2 below.

What can I do to protect RBC business or client information?

- Never access or use RBC business or client information to benefit yourself, your family, your friends or for any purpose unrelated to the performance of your duties.
- Operate on a "need to know" rather than "nice to know" basis, and share RBC business or client information only with those who need it for an appropriate business purpose.
- Always use proper procedures to share information securely.
- Avoid working in public places.
- When working from home or off-site, ensure RBC business or client information is not overheard, visible or left behind.
- Minimize off-site printing and dispose of confidential information securely as soon as it's no longer needed.
- Never use your non-RBC personal email address or other non-approved tools, platforms or applications to receive, forward, upload, process, analyze or send business or client information.
- Immediately report any potential or actual privacy or information security incidents or breaches to your local Privacy Officer.

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3 Integrity in Dealing with RBC Clients, Communities and Others

3.3 Protecting RBC Employee Information

Those of us who work at RBC have a right to privacy. Personal information about each of us is confidential. Keeping information private and confidential is a matter of personal integrity, honouring the trust others place in us. Collection, use and disclosure of this information must be relevant to our working relationship with RBC, and compliant with relevant laws, the Code and RBC's policies. For more information, please refer to RBC's Employee Privacy Notice.

Some examples of personal information RBC maintains as confidential are:

- information required to verify credentials and education,
- date of birth,
- employment-related credit and other background checks,
- home address,
- home phone number and personal cell phone number,
- government-issued identification numbers,
- diversity data,
- compensation,
- performance reviews,
- corrective/disciplinary actions, and
- health and benefit information and insurance records.

3.4 Protecting RBC's Reputation in Our Communities

Individual character and personal activities

We must avoid any conduct or association which could bring our honesty, integrity or judgment into question. It's important to understand how our actions reflect on RBC, even when we are off-duty, as clients, shareholders, communities and colleagues associate us with RBC. Our conduct, even when outside of work, can significantly affect RBC's reputation and brand. We are required to disclose immediately to our manager or Human Resources when we are arrested or charged with, and again if we are convicted of any criminal offence, unless prohibited by local law. Managers are advised to contact Human Resources to seek further guidance. We are held to RBC's Values and the standards set out in the Code, both on- and off-duty, and our duty to report actual or possible misconduct applies equally when we're off-duty.

"Off-duty" conduct can become an issue when it:

- damages RBC's reputation (e.g. you post a disparaging social media comment about your colleague's abilities),
- impedes our ability to perform our duties (e.g. a mobile employee has their driver's licence revoked and cannot drive to see clients), or
- brings our integrity and Values into question (e.g. cyber-bullying or harassing a colleague off hours).



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3 Integrity in Dealing with RBC Clients, Communities and Others

Communication and external representation

Our Values and the Code provide a foundation for our behaviour when we represent RBC at work and in our communities. Our integrity and trust must be beyond reproach.

- **Business and corporate use of external social media**
  One of the ways RBC communicates is through social media. To ensure our business and corporate social media use is appropriate and consistent with RBC's general communication strategy, only employees specifically approved for business use may participate in the external social media channels approved by their RBC unit. Refer to the RBC Enterprise Policy on the Use of External Social Media, which includes links to additional business-specific documents and definitions of business and corporate use.

- **Personal use of social media**
  When we participate in social media in a personal capacity, we must consider the potential impact our personal posts may have on RBC's reputation, and be guided by our Values and the standards set out in the Code. While social media can be used to create greater awareness and promote RBC's brand, it is not an appropriate venue to express concerns about RBC, our clients, colleagues or the competition which could be resolved more constructively through one of the channels listed on RBC's Speak Up! webpage. Confidential, non-public information relating to RBC and its clients must never be shared in our public or private social media conversations. For more guidance on personal use of social media, refer to the RBC Enterprise Guidelines for Personal Use of Social Media.



When using any social media platform, remember that our comments are public and permanent. We should follow the practices below when using social media.

Do:

- identify yourself as an RBC employee or contract worker when posting about RBC on your personal social media accounts; for example #RBCemployee or #MyCompany,
- follow your business segment's or functional unit's Social Media Standard (where applicable) and the RBC Enterprise Guidelines for Personal Use of Social Media, and
- contact socialmedia@rbc.com if you have questions or concerns or for guidance when using personal social media accounts to promote RBC products or services.

Do Not:

- post on social media if our personal and professional reputations, or the reputation of RBC, may be negatively impacted,
- post content about our colleagues or other individuals without prior consent,
- include confidential, non-public information relating to RBC and/or RBC clients, employees, contract workers, third parties or other people in digital public forums, such as social media platforms, chat rooms and blogs. Some examples include RBC's financial information, client and employee personal information, business plans or strategies, pending product launches, partnerships with third parties and employment relationships,
- try to address an issue involving RBC unfolding in social media, or speak on RBC's behalf, unless authorized by Corporate Communications and your manager,
- use third party content without permission, or
- use RBC's trademarks without prior approval.

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3 Integrity in Dealing with RBC Clients, Communities and Others

- **RBC public endorsements and influencer marketing**
  An influencer is anyone who publicly talks or posts about RBC (e.g. including products, services, promotions and charitable events) through any channel (e.g. including personal social media or online channels) and has a connection with RBC. A connection can include an employment relationship, receipt of an incentive (e.g. payment, gift or benefit) or a family or close personal relationship with an employee or contract worker. It is misleading if an influencer does not disclose their connection to RBC because it can change a viewer's perception of an endorsement. For more guidance, refer to the RBC Enterprise Endorsement and Influencer Marketing Policy.

Some examples of influencers:

- employees and contract workers,
- members of the boards of directors of RBC or any of its subsidiaries,
- endorsers (e.g. celebrities, athletes or other third parties),
- reviewers,
- bloggers,
- those who have a family or a close personal relationship with an employee or contract worker, and
- creators.

- **Media interactions and public statements**
  Our Corporate Communications team manages and protects RBC's reputation and ensures consistency and accuracy in responding to media inquiries. Only those of us who have been authorized to do so may communicate with the media on RBC's behalf. If contacted by a reporter, or if you receive requests for a third party testimonial/endorsement, you must immediately reach out to your Corporate Communications representatives. For more information, refer to the RBC Media and Communications Standards.

Community involvement

Creating positive social and environmental impact is integral to how we do business and core to RBC's Purpose of helping clients thrive and communities prosper. We support the communities where we live, work and do business. We also accept accountability for the environmental, social and economic effects of our business decisions. We take pride in the value of our contributions and encourage employee involvement in the community.

We must obtain our manager's permission to solicit for or promote causes or issues, including charitable ones, in RBC workplaces. Personal involvement in our communities must be at our own expense and must not interfere with our work at RBC or RBC's operations, and may require manager permission depending on the activity. Refer to the RBC Conflicts of Interest Control Standards for Outside Business Activities and External Directorships for more information.

Political involvement and contributions

We support participation in general political processes and respect our colleagues' diverse opinions.

We must not use RBC time or resources to promote political candidates or causes, either inside or outside the workplace. If we choose to participate in political activity, we do so on our own behalf, at our own expense, and not as representatives of RBC. We must never use our affiliation with RBC to market our political activities.

It is important to note that certain jurisdictions impose restrictions on political contributions and/or engagement, including volunteer activities and lobbying, by corporations and/or employees of companies. Employees should review various jurisdictional laws, regulations and/or policies before making a political contribution. If we have any questions, we should ask our manager and/or Compliance.

Code of Conduct 12

W Wor orking king Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up T To oget geth her er From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Integrity in Working Together at RBC ƒ 4.1 Respectful Workplace ƒ 4.2 Equitable Opportunities, Fair Workplace, Accessibility and Human Rights ƒ 4.3 Workplace Health and Safety Code of Conduct 13

A Message From Our CEO | Our Vision and Values | Living Our Values | Speaking Up | RBC Clients, Communities & Others | Working Together | How We Do Business | Safeguarding Entrusted Assets | Conclusion

4 Integrity in Working Together at RBC

At RBC, we have a strong and capable global team serving our clients, working together to deliver on our strategy, and creating value and growth for our clients, communities and shareholders. We believe in each other and have confidence and trust in the capabilities and intentions of our colleagues. Our integrity, diversity & inclusiveness, and collaboration help make RBC a great place to work, belong and thrive.

4.1 Respectful Workplace

We all have a right to work in an environment that is respectful and professional. Mutual respect and dignity ensure an environment that is healthy and productive for RBC employees, contract workers, clients and others we interact with.

We must all behave in a way that contributes to a workplace free from unlawful discrimination, disrespectful and inappropriate behaviour, harassment, sexual harassment, violence and retaliation. Inappropriate in-person or online behaviours of any kind, whether intentional or unintentional, are not tolerated at RBC.

Harassment is any action, behaviour or comment, whether intentional or unintentional, that, because of its nature or persistence, is known, or would reasonably be considered, to interfere with an individual's professionalism or create an offensive, hostile or intimidating workplace. We must ensure that an individual's physical and mental well-being is not impacted negatively while also not undermining the integrity of our relationship with RBC and one another.



Examples of harassment can include, but are not limited to:

- intimidating, threatening or coercing another individual,
- bullying, which is a mistreatment of others that causes harm (e.g. spreading rumours, humiliating, ostracizing or negatively using influence to control another person's conduct),
- cyberbullying, which is mistreatment via electronic devices, including through social media,
- intruding on an individual's privacy, including speculating or outing someone on any grounds of discrimination, and
- offensive or demeaning statements or behaviour (e.g. micro-aggressions, stereotypes, social marginalization) about a person or group, including related to any grounds of discrimination.

Sexual harassment is a specific form of harassment that includes unwelcome behaviour such as:

- unwelcome advances, flirtation, propositions, invitations for sexual favours,
- sexual physical contact,
- verbal comments, actions or gestures of a sexual nature,
- sexist behaviour and comments,
- disseminating or displaying sexually suggestive or explicit pictures, videos, cartoons, objects or jokes,
- conversations or inquiries about sexual exploits or desires, or using lewd language,
- explicitly or implicitly making submission to sexual behaviour a term or condition of employment, or
- using the submission to, or rejection of, sexual behaviour as a basis for employment decisions.

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Maintaining a respectful workplace also requires us to behave professionally while using RBC systems. We must not use RBC networks, systems, programs, applications, devices or access to the Internet to view or communicate inappropriate material or make excessive use of RBC systems for non-work-related matters.

Keep in mind, respecting confidences and refraining from gossiping about our colleagues is a matter of personal integrity. However, if we become aware of information regarding a possible Code breach, we have a duty to Speak Up! and must report any misconduct.

Refer to RBC's Respectful Workplace Policy for additional information.

Speak Up!

- If you witness or experience inappropriate behaviour, you have a responsibility to report it immediately to a manager, Human Resources or through the Conduct Hotline.
- Early, informal and direct communication with the person whose behaviour you feel is inappropriate is encouraged where you feel comfortable doing so. Oftentimes, this is a helpful way to address the conduct quickly and effectively.
- If you decide not to talk directly to the person, or the conduct continues, you must raise your concern with a manager or one of the Key Contacts. Refer to Doing What's Right.
- The duty to report does not prevent you from pursuing other processes available by law to report concerns.

Not all negative interactions are harassment, discrimination or retaliation. For example:

- minor conflicts that arise because of differences in work or communication styles, and general disagreements are not harassment,
- managing performance and other manager activities that are part of their responsibilities and performed for legitimate business purposes are not harassment, discrimination or retaliation, and
- constructive challenge that encourages the exchange of ideas is not harassment.

Examples of disrespectful and inappropriate behaviour are:

- excessive swearing or shouting,
- swearing or shouting directed at others,
- circulating, posting or making demeaning comments, gestures, pranks or jokes,
- circulating or posting derogatory or offensive pictures, posters or communications, and
- conduct that embarrasses or degrades another based on personal characteristics (e.g. body shaming, socio-economic status shaming).



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4.2 Equitable Opportunities, Fair Workplace, Accessibility and Human Rights

Equitable opportunities

RBC promotes equitable opportunities in all dealings with RBC employees, contract workers, clients and others we deal with. In addition, RBC enables equitable development and career opportunities in the workplace by staffing vacant positions based on business needs, candidates' merits and RBC Values.

Fair workplace

We treat all employees and contract workers fairly, pay fair compensation and provide respectful work environments. All individuals are encouraged to raise concerns with their manager or any of the Key Contacts.

Accessibility

At RBC, we are committed to removing barriers to promote dignity, independence and equal opportunity in the workplace and in the products and services we offer. We must always take steps to ensure that clients, employees, contract workers, job applicants and members of the boards of directors of Royal Bank of Canada or any of its subsidiaries are treated fairly and with dignity and respect, taking into account their feedback and accessibility needs. Contact Human Resources for guidance as needed. Refer to the Enterprise Accessibility Guidelines or visit Accessibility at RBC for more information.

Human rights

We comply with all applicable laws and relevant international guiding principles regarding non-discrimination and human rights in the jurisdictions where we operate.

How can we ensure we provide an inclusive environment for persons with accessibility needs?

- Speak appropriately and respectfully with and about any person with a disability (whether visible or invisible), emphasizing the person first, not the disability.

RBC is committed to respecting human rights, including those of any clients, employees and third parties we conduct business with or who may be affected by our business activities – either directly or indirectly – and to taking the actions set out in our Approach to Human Rights to meet the responsibility of businesses like ours to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles").

We recognize the role of governments to protect human rights. If applicable laws in countries in which we operate are inconsistent with our commitment to respect human rights, RBC will seek ways to promote respect for human rights in accordance with the UN Guiding Principles and our Values.

We strive to avoid causing or contributing to adverse human rights impacts through our own business activities, and aim to prevent and mitigate adverse impacts that we may be directly linked to, by taking appropriate action.

RBC prohibits harassment and discrimination on the grounds of age, national origin, citizenship, ethnicity, colour, religion or creed, race and ancestry (which is inclusive of those who identify as Indigenous), physical or mental disability, veteran status, family status, pregnancy, marital status, civil or same sex union, biological sex (including intersex), sexual orientation, gender identity/expression that is unlawful or any other characteristic protected by law.

RBC is committed to fostering diversity and inclusion and to respecting and appreciating our differences. Even where laws allow for discrimination on these grounds, RBC operates in a way that treats people fairly.

4.3 Workplace Health and Safety

RBC is committed to providing a healthy and safe workplace and complying with applicable health and safety laws. Maintaining such a workplace is a shared responsibility of RBC and its employees and contract workers.

All employees and contract workers are to take every reasonable and necessary precaution to ensure their health and safety as well as that of their colleagues. A workplace includes all RBC premises and any other place where work-related activity occurs, including work-related social events and business travel.

To ensure our workplaces are healthy and safe, we understand and follow RBC's health and safety policies and procedures. We also:

- do not have weapons of any kind in our possession while on RBC premises, and
- obtain management approval and any required permits before arranging events or serving alcohol on RBC premises.

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5 Integrity in How We Do Business

Ethical behaviour governs every aspect of our business, from day-to-day transactions to special projects.

5.1 Managing Business Dealings

As representatives of RBC, we have a duty to never mislead others – even by omission – about products or services we offer. We must be mindful in our communications to provide information that is clear, simple and not misleading in any way. We must make every reasonable effort to provide full and fair information and correct errors or ambiguity in any statement made on RBC's behalf. This is especially important with regard to our sales representations, marketing and advertising.

We ensure our sales practices are fair and not misleading by ensuring that we:

- are knowledgeable about the products and services we recommend to clients,
- recommend products and services based on an understanding of a client's needs and circumstances and never for personal gain or to meet performance incentive goals or other targets,
- clearly and accurately explain the terms and conditions outlined, and give appropriate disclosures about a product or service in clear, simple and not misleading language,
- are not pressuring or coercing our clients for any reason, and
- obtain proper and informed consent from our clients in line with RBC's policies.

5.2 Avoiding and Managing Conflicts of Interest

By acting in a way that puts RBC and our clients' interests above our personal interests, we can assure RBC stakeholders of our integrity. This means that the decisions we make in our work with RBC must be made independently of our own interests.

Obligations arising from our other business, family and social relationships must not play a role in our work for RBC. A conflict of interest – actual, potential or perceived – is a situation that could cause others to doubt our ability to perform our jobs effectively and objectively. Keep in mind that a conflict of interest can exist even where we have behaved properly and ethically. Even the impression of a conflict of interest can affect RBC's reputation and our own. We must think about how our actions would look to others. Just because we don't perceive our situation to be a conflict, doesn't mean others share the same view.

Conflicts often arise where there is a personal interest that could compromise our objectivity (i.e. a personal conflict), but also where there may be conflicting interests between RBC and third parties (i.e. a corporate conflict). Even where there is no opportunity for personal gain in a situation, we must consider whether RBC's interest may conflict with a client's. Irrespective of the type, we have an ongoing responsibility to identify, disclose, manage and, if necessary, eliminate conflicts of interest in relation to RBC, its employees and contract workers, its clients and its third parties.

What are some scenarios that present actual, potential or perceived conflicts of interest?

- Borrowing money from or lending money (including co-signing or being a guarantor of loans) to other RBC employees, contract workers or clients.
- Using your position at RBC to promote an outside organization or business.
- Using your position at RBC to inappropriately influence any employees, contract workers or transactions.
- Working on behalf of RBC in any transaction or business relationship where you, your family or someone you have a close personal relationship with has a personal or financial interest.
- Processing a transaction for another employee or contract worker without exercising the same due diligence as you would for any other RBC client.
- Excessive or irresponsible gambling that could place an employee or contract worker in conflict with their obligations to RBC.

What are some examples of corporate conflicts?

- An RBC analyst conducts securities research on a company that is intended to provide an objective opinion on those securities, while also being in possession of inside information about another client that could influence their opinion.
- An employee or contract worker offers entertainment to a regulatory agency that has oversight of RBC.

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5 Integrity in How We Do Business

Some conflicts arise by virtue of certain types of relationships we have, while others are a result of engaging in certain activities. Common conflicts of interest are described in the following sections. Examples of "family" include (list is not exhaustive):

- a spouse, common-law partner or domestic partner,
- children and step-children,
- parents and siblings,
- grandparents and grandchildren, and
- other relatives by blood or marriage.

We must make sure we read and understand the RBC Enterprise Conflicts of Interest Policy and related control standards as well as the RBC Enterprise Anti-Bribery Anti-Corruption Policy. These resources explain how to disclose actual, potential or perceived conflicts. Where we are unsure about a potential conflict or need more information, we should check with our local Compliance group. Where the conflict relates to another RBC employee or contract worker, we should speak with our manager or contact Human Resources for guidance as needed. Directors of Royal Bank of Canada should check with the Corporate Secretary's Department. Non-employee directors of subsidiaries should check with the Subsidiary Governance Office.

5.2.1 Managing Our Close Personal Relationships in RBC Dealings

It is important that we handle our financial dealings responsibly, with integrity and in compliance with RBC policies.

We often use RBC products and services ourselves, as do many of our friends and family members. We must make sure all our personal, family and friend dealings with RBC are handled at arm's length – independent of their relationship to us and our relationship with RBC – by following relevant procedures for the business we work in.

Likewise, our loyalties can become conflicted if friends or family members work for a company that does or seeks to do business with RBC as an RBC client or third party. This is especially likely to be a problem if it happens to those of us who are involved in the approval or selection process, contract negotiations or relationship management with RBC clients or third parties. In these cases, we must inform our manager or local Compliance group so the conflict can be addressed.

5.2.2 Managing Close Personal Relationships at Work

It is possible for our close personal relationships to have an effect on our work at RBC. We must understand the actual or perceived effects that close personal relationships may have in order to avoid situations that would reflect negatively on RBC.

It's important to identify and disclose immediately if we will be working with family or others who we are in a close personal relationship with so conflicts can be appropriately managed or avoided.

Remember, there is no substitute for good judgment and common sense. If we are ever in doubt about a relationship that may put us in a conflict of interest, we should speak with our manager or Human Resources.

What are some examples of "close personal relationships"?

- family,
- romantic or intimate relationships,
- household members such as roommates,
- close friends, and
- persons with whom we have a significant financial relationship (e.g. business partner, client or co-investor).

What types of close personal relationships could cause a conflict of interest and must be disclosed so they can be appropriately managed or avoided?

- A supervisory relationship with a family member or someone we are in a close personal relationship with.
- Any working relationship with a family member or someone we are in a close personal relationship with where we may have, or be perceived to have, the ability to impact compensation, work or promotion prospects.

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5 Integrity in How We Do Business

5.2.3 Managing Outside Activities and External Directorships

Some of us take on additional activities or roles outside of our work at RBC. For example, we may work part-time elsewhere, run a personal business from home or take on a directorship, officer position or similar role at another company, organization, club, association or foundation. No matter the activity or role, it must not be with one of RBC's competitors. It must also not compromise our ability to do our best work and fulfill our responsibilities to RBC or its clients.

We must be aware of actual, potential or perceived conflicts of interest and potential reputational risk related to outside activities and external directorships, and must comply with the Code and RBC policies on disclosure and approval. Doing so allows us to maintain our commitment to integrity while maximizing our business and relationships.

The following may be considered competitors of RBC:

- banks,
- credit unions,
- asset management firms,
- insurance companies,
- mortgage companies,
- trust companies,
- certain financial technology companies (i.e. FinTech), and
- other companies that provide financial services.

Even if an outside activity or external directorship is not with a direct competitor of RBC, conflicts of interest may still arise if the activity or role directly relates to, interferes with or overlaps with our work at RBC (for example, subject matter, job function, technical expertise or using RBC time/systems/resources).

For more information on managing outside activities or work and managing external directorships, refer to the RBC Enterprise Conflicts of Interest Policy and the RBC Conflicts of Interest Control Standards for Outside Business Activities and External Directorships for the required process and approvals.

- Directors of Royal Bank of Canada should refer to the Policies and procedures – Conflicts of interest section in the *Royal Bank of Canada Director's Guide* and consult the Corporate Secretary's Department.
- Non-employee directors of RBC subsidiaries should refer to the RBC Policy on the Legal Governance of Subsidiaries and consult the Corporate Secretary of the relevant subsidiary.



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5.2.4 Managing Gifts and Entertainment

In business, it is common to foster relationships and show appreciation by exchanging courtesies such as meals, gifts and entertainment. However, we must ensure that the gifts and entertainment we accept are not intended or designed to influence our business judgment on behalf of RBC. Likewise, we must never give gifts or entertainment intended to inappropriately influence or create a sense of obligation to those we have a business relationship with. To keep our purposes clear, all gifts and entertainment we accept or give must comply with RBC policies and be customary and consistent with usual business practices.

RBC policies and business practices require that all gifts and entertainment given or received, with certain exceptions (such as gifts and entertainment of a nominal value or promotional gifts), be disclosed and approved, if applicable, by the appropriate Approval Authority. We must take extra caution when the intended recipient of a gift or entertainment is a public official.

Gifts are anything of value given or received in relation to RBC business. We may only give or accept gifts that are customary, modest and culturally sensitive. We must never accept or give cash, cash equivalents, bonds or negotiable securities, although gift certificates or gift cards are allowed (except for prepaid credit and debit cards) as long as their intended purpose is for the purchase from a specific, single retailer of what would otherwise be considered a gift.

Entertainment includes any event we host or attend for business-related purposes. Common examples include meals, sporting events, theatrical performances and educational events. Entertainment should always be in good taste and consistent with usual business practice. As with gifts, we must avoid entertainment that is lavish or too expensive because it may also be seen to influence our judgment.

If only one party attends the event, it is considered a gift rather than entertainment. For example, if a third party gives us tickets to an event, but does not attend, we must follow our process for gifts received from a third party. The same would be true if RBC offers entertainment to a third party, but no one from RBC attends the event. Employees who are invited by a supplier to attend an RBC sponsored event as a gift may be subject to a different approval process and requirements. Refer to the RBC Conflicts of Interest Control Standards for Gifts and Entertainment or consult with your local Compliance group.

RBC has restrictions on payment and acceptance of payment of travel or lodging expenses. These apply to situations where RBC is providing entertainment or where we are accepting travel or lodging expenses from a third party.

In all cases, we must comply with the RBC Enterprise Conflicts of Interest Policy, the RBC Conflicts of Interest Control Standards for Gifts and Entertainment and the RBC Enterprise Anti-Bribery Anti-Corruption Policy. Your RBC unit may also have more specific rules; for further information you should contact your local Compliance group.

Key things to remember when considering gifts or entertainment:

- Cash, bonds and negotiable securities are never acceptable gifts regardless of the amount.
- The RBC Conflicts of Interest Control Standards for Gifts and Entertainment sets out limits for gifts, as set out below. Note that the annual cumulative limits that an employee may give to (or receive from) the same client or third-party recipient should not exceed:
  - $100 CAD in Canada,
  - $100 USD in the United States,
  - £100 GBP in the United Kingdom,
  - €100 Euro in Europe or
  - in all other jurisdictions, the local currency equivalent to 100 Canadian dollars.
- Entertainment must not seem excessive or inappropriate; if unsure, seek guidance from your manager or Compliance before providing or upon receiving an invitation.
- You must seek guidance from your local Money Laundering Reporting Officer (MLRO) or designated compliance officer before providing a gift or entertainment to, or upon receiving any gifts or entertainment from, a public official.
- Gifts and entertainment must not create a sense of obligation for either party – it's never wrong to question the motive behind business gifts and entertainment.
- Follow your RBC policies and business practices regarding gifts or entertainment, including recordkeeping.
- Gifts or entertainment between employees must never be given in exchange for a business referral, to influence or to gain another form of business advantage now or in the future.

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5 Integrity in How We Do Business

5.2.5 Managing Inside Information and Securities Trading

From time to time, we may have access to material, non-public information ("inside information") about a company, including RBC, or its clients. As a rule, inside information can reasonably be expected to affect the market value or price of a company's securities, or be considered important to a reasonable investor's investment decision. Having inside information offers an unfair advantage when deciding whether to buy, sell or hold onto a security. As a result, many of the countries where we do business have laws regarding when we can trade in securities issued by any company.

When we have inside information about a company, we must notify Compliance immediately to ensure that the potential conflict is managed appropriately. In addition, we must not trade in the securities of that company. Doing so is called "insider trading" – which is illegal and subject to fines and penalties. It is also illegal to provide inside information to another (this is usually called "tipping") unless it is necessary to accomplish a legitimate business purpose. Employees and contract workers should be familiar with information barriers and other tools outlined in RBC policies, which are used to manage conflicts.

Many of our investment activities, even where they are not illegal, may still pose personal conflicts that must be managed or eliminated in accordance with RBC policies. Regardless of whether we have access to or possess inside information, we are all subject to the requirements of RBC personal trading policies. Before trading in the securities of RBC, its clients or any other company, we must familiarize ourselves with these requirements, as well as the effect that the perception of wrongdoing may have.

Key things to remember when engaging in securities transactions and trading:

- All employees need pre-approval for personal investments in private companies, be it a small family business or a larger company.
- Never accept favoured share allotments for initial public offerings that are a result of a relationship you have with a company through RBC.
- It doesn't matter how you come to possess inside information, you are always obligated to protect it in accordance with RBC policies and applicable laws.
- Be particularly mindful when trading in RBC securities, as there might be additional restrictions.

For more information, refer to the RBC Conflicts of Interest Control Standards for Personal Trading and the RBC Conflicts of Interest Control Standards for Inside Information and Information Barriers, as well as applicable local or business-specific policies.

Directors of Royal Bank of Canada should refer to the *Insider Trading and Reporting Policy and Procedures for Directors of Royal Bank of Canada*.

Non-executive directors of Royal Bank of Canada's subsidiaries who are not officers, employees or directors of Royal Bank of Canada should refer to the RBC Policy on the Legal Governance of Subsidiaries.


RBC

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5 Integrity in How We Do Business

5.2.6 Accepting Appointments or Inheritances

RBC's clients look to us for advice on their financial matters. Clients may ask or appoint us to represent them or their interests in a variety of situations. These appointments include our acting as attorneys, mandataries, trustees, executors, administrators, liquidators, protectors, and in other appointments or fiduciary roles. In some instances, clients wish to show their appreciation for the value of our services by giving us a gift effective on their death. These can be made in the client's will, by designation as beneficiary under a client's policy, plan or account, or by joint ownership of an asset.

To make sure there is no actual, potential or perceived conflict of interest, we and our families must not accept these requests, appointments, gifts or benefits unless they arise independently of the client relationship. If a request, appointment, gift or benefit does not arise independently of the client relationship, but we believe that special circumstances apply, we must follow established procedures before we or our families accept it. Management and local Compliance approvals, appropriate for the business we work in, are required. When acceptance of certain appointments is part of our role (such as being a discretionary investment manager), we must also follow RBC policies.

5.3 Preventing Financial Crime

Money laundering, terrorist financing, bribery and corruption, activities that may violate applicable economic sanctions and tax evasion are serious crimes that have damaging effects on global economies, countries, communities and businesses. Global efforts to prevent these crimes receive significant attention from regulators, governments, international organizations and law enforcement agencies.

RBC is committed to doing business based on the quality of our reputation and the services we provide, and not because we have gained any dishonest or unfair advantage. RBC supports efforts to detect and prevent these financial crimes through our commitment to operate with integrity. It is very important that we know and comply with all applicable laws and RBC policies designed to prevent and detect these crimes.

Reporting financial crimes

We must be vigilant and exercise good judgment when dealing with unusual or suspicious transactions or activities. If we know of or suspect or have any concerns relating to money laundering, terrorist financing, bribery and corruption, activities that may violate applicable economic sanctions, tax evasion or criminal activity, we must Speak Up! and report them as soon as possible to our manager or one of the Key Contacts. We must also never advise ("tip-off") anyone we suspect of committing these crimes.

For more information or guidance, please refer to the Financial Crimes Enterprise Anti-Money Laundering and Anti-Terrorist Financing Control Standards and the RBC Enterprise Anti-Bribery Anti-Corruption Policy.

What can I do to identify and prevent money laundering or terrorist financing?

- Obtain current and adequate Know Your Client information for all client relationships.
- Be aware of AML risks and report concerns every time you observe unusual or suspicious activity.
- Never knowingly assist anyone to transfer the proceeds of crime or alter, remove or disguise information to facilitate a transaction that would otherwise be prohibited under the law.

What can I do to prevent bribery and corruption?

- Never knowingly facilitate any transaction associated with the proceeds of bribery and corruption.
- Never solicit, give, receive or promise anything of value, either directly or indirectly, with the intent of helping RBC obtain an inappropriate advantage. This includes offering, providing or receiving excessive or inappropriate gifts and entertainment.
- Never make facilitation payments. These are typically small payments made to government officials to obtain or speed up routine actions or services such as obtaining licences or permits.

What can I do to prevent tax evasion?

- Follow RBC's Know Your Client procedures to understand the source and use of a client's funds and affairs. If you suspect tax evasion or inappropriate tax reporting, escalate the matter to your manager and AML Compliance contact. Refer to the Financial Crimes Enterprise Anti-Money Laundering and Anti-Terrorist Financing Control Standards for more information on when and how to escalate.
- Do not knowingly facilitate or ignore tax evasion, either in connection with RBC's corporate tax affairs or in servicing our clients. If you are aware of any such behaviour at RBC, report it through one of the channels listed on RBC's Speak Up! webpage.

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5 Integrity in How We Do Business

5.4 Managing Compliance with Global Economic Sanctions

As a regulated financial institution, RBC must comply with economic sanctions in Canada and other jurisdictions where we operate. We must be aware of any economic sanctions that may apply and their impact to RBC and RBC clients. Further, we must not knowingly avoid sanction regulations, either personally or in servicing our clients. Contact the RBC Law Group or Global Economic Sanctions team for advice if you are unsure of the right course of action.

For more information, please refer to RBC's Enterprise Global Economic Sanctions Policy.

5.5 Ensuring Fair Competition

RBC seeks to ensure fair business practices are followed wherever we do business. Many countries where we do business have laws to promote fair competition and reduce monopolistic (or anti-competitive) activity.

At RBC, each of us has a responsibility to know and comply with applicable competition and anti-trust laws. We need to be able to recognize and avoid situations that may conflict with these laws. To ensure we comply with these laws, we must be especially careful when dealing with competitors of RBC or other third parties. Certain types of agreements with competitors can contravene criminal law. Never agree or arrange with a competitor to do any of the following directly or indirectly:

- fix, maintain, increase or try to control the price of a product or service,
- fix, maintain, decrease or control wages,
- divide or allocate sales, clients, suppliers or markets for the supply, or acquisition of, products or services, or
- fix, maintain, increase, lessen, prevent, eliminate or otherwise try to control the production or supply of a product or service.

We must be careful to avoid even the appearance that RBC participates in or endorses unfair or manipulative business conduct. In particular, competition law risk can arise at industry associations and during other touchpoints with third parties and competitors. We must take great care in any situation where we may interact with competitors or other third parties. If a discussion appears to be leading into prohibited areas, we must voice our concern, withdraw from the discussion and immediately advise local Compliance or the RBC Law Group.

For more information, please refer to the RBC Enterprise Compliance Anti-Trust and Competition Law Policy and RBC Enterprise Compliance Control Standards for Anti-Trust and Competition Law.

Other examples of activities where competition issues arise are:

- bid-rigging or secretly making agreements with other bidders when submitting bids or tenders,
- tied selling or making the availability of a product or service conditional on the purchase of another product or service,
- communications that could be interpreted to show an anti-competitive intent or behaviour, such as advertisements that are misleading, unfair or inaccurate when they compare RBC products with those of our competitors,
- benchmarking or exchanging information with competitors, particularly where the information could raise possible concerns relating to conspiracy, bid-rigging, illegal trade practices or anti-competitive agreements,
- entering into agreements with another company to set or fix employee compensation or benefits (e.g. wage-fixing agreements),
- improper agreements with another company not to hire or solicit its employees, and
- any other act that is likely to harm competition substantially if done in circumstances where RBC is an important participant in a market or a class of business.

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6 Integrity in Safeguarding Entrusted Assets

As a financial institution, we manage the assets in our care responsibly and ethically to earn and maintain our stakeholders' trust.

6.1 Protecting RBC Client Property

In order to earn RBC clients' trust, we must safeguard their property. This property should be used only in accordance with their directions, relevant RBC policy and the law. Using client property inappropriately or for personal gain is a violation of this trust.

6.2 Protecting RBC Property

Fraud, misappropriation and misuse

Many of us have access to premises, systems and information about RBC processes that are not available to RBC clients or the general public. We must never use this access or information to benefit ourselves, our families or our friends, or for any purpose unrelated to the performance of our duties. Fraud, misappropriation of property or corporate opportunities and other types of misuse are never tolerated.

Acts of fraud may include intentionally concealing or misrepresenting facts for the purpose of inducing, deceiving or misleading others.

Some examples of fraud are:

- improper financial reporting (such as improper revenue recognition and over- or understating assets or liabilities),
- deliberate failure to fulfill our disclosure obligations, and
- falsifying records (such as forging client or management signatures).

"Misappropriation" includes theft or other intentional misuse of RBC assets, systems, processes or RBC client funds. "Misuse" can include any purpose not related to the performance of our duties.

Some examples of misappropriation and misuse are:

- intentional personal use of RBC expense accounts or corporate credit cards -- expense accounts and corporate credit cards must be used only for expenses eligible for reimbursement under RBC's expense guidelines,
- unauthorized borrowing and "kiting" (taking advantage of the time delay required for an item to clear in the banking system),
- obtaining funds through false pretences such as depositing a cheque known to be NSF (Non-Sufficient Funds) or making an "empty envelope deposit" in an automated banking machine,
- allowing others to benefit from opportunities only available to RBC employees,
- making unauthorized changes to a client profile, and
- submitting false benefit claims.

Proprietary information

RBC proprietary information includes non-public or undisclosed information we withhold from general knowledge. This information is critical to our business, and could be useful to our competitors or harmful to RBC if disclosed.

Some examples of proprietary information are:

- RBC client lists and trade secrets,
- technical and statistical information,
- RBC developed program source code,
- financial documents or information,
- contract documentation,
- legal, regulatory or business matters,
- business processes, and
- corporate strategies and plans.



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6 Integrity in Safeguarding Entrusted Assets

Data protection and protecting against data misuse is a shared responsibility and we all have a role to play. We must be diligent at all times, particularly when sending information outside of RBC, receiving information from outside of RBC or even when sharing data internally across legal entities and jurisdictions. It's important to remember that any loss or misuse of data could impact RBC's reputation and client confidence, and may have legal, regulatory and financial impacts. For more detail on how to protect proprietary information, please refer to "Protecting RBC Business Information" in section 3.2 above.

RBC's proprietary information may be disclosed to outside parties only if required by law or if properly authorized. Authorization can often be obtained through a confidentiality agreement. Our responsibility to safeguard RBC's proprietary information continues, even after we leave RBC's service. This includes returning all paper and digital proprietary information in our possession to RBC upon departure.

Keep in mind:

- Never send work-related material (including RBC Business, proprietary, client and RBC employee personal information) to your personal email.
- Take caution and check for correct email addresses before emailing any RBC information.
- Never upload RBC business information to external file sharing, Generative AI tools, or online storage sites, without authorization from the appropriate parties.
- Ensure that sharing of information with another party (internal or external) is supported by legitimate business reasons or otherwise authorized.
- Adhere to a clear desk policy for all your work environments.
- Additional examples of how to protect RBC business or client information can be found in section 3.2.

Trademarks, copyright and other intellectual property

RBC intellectual property has important commercial value and is crucial to RBC's effective competition in the marketplace. It includes any of the following that we create while working for RBC:

- inventions, improvements, works of authorship, developments, concepts or ideas,
- data, processes, online websites or applications, computer software programs, or discoveries, and
- trade secrets, trademarks, brand names, copyrights or logos.

Any intellectual property we generate in our RBC work belongs to RBC and remains with RBC after we leave RBC's service. We should use RBC intellectual property only as permitted in this Code and RBC policies.

RBC intellectual property must not be used by a third party without RBC's prior approval. Similarly, we may use a third party's intellectual property only with the third party's prior approval. For example, all original musical, artistic and literary works, computer software, performances and sound recordings are protected by copyright laws. We must not download, install or copy any such material to our RBC-issued computers or devices without first obtaining the owner's permission.

We should seek guidance from the RBC Law Group if we suspect RBC intellectual property has been infringed upon or otherwise misused, or if we have any questions on the use of intellectual property.

Proper use of RBC networks, systems software, devices, applications and the Internet

We must comply with the Code, RBC policies and any terms and conditions governing the use of RBC equipment, systems, computer networks, applications, software, computers and portable devices, as well as the messages communicated within them. Where RBC policies permit us to use our personal equipment for RBC work, we must follow the policies associated with that use.

When sending communications through RBC networks, we must always maintain a professional tone and comply with the Code and RBC policies, including the Respectful Workplace Policy. We must not make excessive use of RBC systems for non-work-related matters. We must follow these requirements whether we are using RBC equipment or our own.

In addition, when we conduct work for RBC on any device or network, we must only use electronic messaging channels approved and provided by RBC and the applicable RBC units, for the purpose of sending business communications. This includes refraining from using unapproved Generative AI tools.

A business communication, defined in the Enterprise Electronic Messaging Standard, is any communication including those sent to or received from clients, prospects, and between employees, that pertains to RBC, its business, employees, products or services, financial or investment-related matters, trading execution and investment banking activities.

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A Message From Our CEO | Our Vision and Values | Living Our Values | Speaking Up | RBC Clients, Communities & Others | Working Together | How We Do Business | Safeguarding Entrusted Assets | Conclusion

6 Integrity in Safeguarding Entrusted Assets

Doing What's Right

My client, who is a friend of mine, often sends me business-related emails to my personal email or will text me on my personal device. Given they initiate the message, and we have a personal relationship, is this ok?

If contacted by any client or business associate through non-approved electronic messaging channels, it is important to always redirect them to an RBC approved electronic communication channel (e.g. RBC email address) for business-related communications, and to forward or copy the electronic message into an RBC approved electronic communication channel so that there is a record of the electronic communication within RBC systems. Using non-approved electronic communication channels for work-related purposes is prohibited.

RBC reserves the right to monitor, audit and inspect our use of RBC systems and technology, including internet usage, audio recordings of conversations conducted by telephone and electronic messages using email, instant messaging or other electronic means. For more information on the purpose and ways in which RBC monitors the use of RBC systems and technology, please refer to the appendix of RBC's Employee Privacy Notice.

While we may use RBC equipment, systems and technology for personal reasons, we must always comply with the Code and RBC policies, including the Respectful Workplace Policy, and our personal use must be reasonable. In line with this policy, we must not use these systems to view or communicate inappropriate material. These systems also must not be used to do work on behalf of another business or organization, unless authorized by RBC.

Some examples of inappropriate material are:

- sexually explicit material,
- gambling websites,
- derogatory jokes, and
- offensive or demeaning statements or images about a person or group, including those that relate to race, religion, disability, sexual orientation, gender or any other characteristic protected by law.

Some examples of electronic messaging channels, all of which need to be approved and provided by RBC before using for RBC work, are:

- email,
- instant messaging/chat, including chats in deal rooms or other third party applications,
- mobile SMS,
- any application that can be downloaded and installed from an app store, and
- social media communication tools like LinkedIn, Facebook and YouTube.

6.3 Keeping Accurate Books and Records

RBC's credibility depends on the integrity of its books, records and accounting. Clients rely on us to maintain and provide accurate records of their dealings with us – a duty RBC takes seriously. We must ensure RBC's books and records are accurate, timely and complete, and reflect RBC's business, operations, earnings and financial status.

To maintain accurate books and records, we follow internal processes and procedures. This includes capturing information in the proper system and labelling it correctly so it is complete and accurate.

We are expected to act honestly and with integrity in handling RBC accounts at all times. For instance, overstating an amount on an expense report or falsifying a sales record in order to exceed a target would be a serious violation of RBC's trust in us and the Code. We must also never mischaracterize a payment in order to hide its true purpose (such as disguising a bribe as a "sales fee" or legitimate expense). False statements such as these are never tolerated, no matter how small the amount or the reason behind the action.

We all provide information that RBC uses to prepare financial statements, regulatory reports and publicly filed documents. This means we all play a role in ensuring that the information we record complies with all applicable accepted accounting principles and RBC internal controls.

You must know that falsifying financial or business records (including client documentation) or making false statements to our auditors is against the law. Likewise, we must not make a payment or establish an account on RBC's behalf under false pretenses.

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Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets Conclusion ƒ 7. Conclusion Code of Conduct 29

Safeguarding A Message Our Vision Living RBC Clients, Working How We Conclusion Speaking Up From Our CEO and Values Our Values Communities & Others Together Do Business Entrusted Assets 7. Conclusion Our Code of Conduct is integral to the way we do business at RBC. As employees, contract workers, and members of the boards of directors of RBC and all its subsidiaries, it is our duty to read and understand the Code. That said, there will be times when complex and sensitive issues arise that may cause confusion. Don’t hesitate to speak up, ask questions and seek help. “We are all responsible for protecting and enhancing RBC’s reputation by following our Code of Conduct. It’s also important that we support one another in doing what’s right, including feeling empowered to challenge situations we believe are wrong.” David McKay, President and CEO, RBC Code of Conduct 30

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